SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 16, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis begins construction of new state-of-the-art pharmaceutical manufacturing plant in St. Petersburg, Russia

•                  Novartis AG holds groundbreaking ceremony with  Minister of Economic Development of the Russian Federation, E. Nabiullina, Governor of Saint - Petersburg V. Matvienko, and Novartis AG CEO Joseph Jimenez for new pharmaceutical manufacturing plant, deepening the company’s commitment to becoming Russia’s leading partner in healthcare reform

•                  Plant is part of Novartis USD 500 million multi-year investment addressing three core areas: local manufacturing, R&D collaborations and public health development in Russia

•                  Facility expected to be complete by 2014, planned to manufacture innovative pharmaceuticals and high-quality generics, adding approximately 350 jobs for highly-qualified professionals in St. Petersburg

Basel, June 16, 2011. — Novartis today held a groundbreaking ceremony to announce the start of construction of a pharmaceutical manufacturing plant in St. Petersburg, Russia. The construction of this facility represents the most significant Novartis investment in Russia to date. This facility will further expand the company’s capabilities to produce and deliver both innovative pharmaceuticals and high-quality generics to Russian patients.

The new greenfield facility will be built in the Novoorlovskaya Special Economic Zone (SEZ), located to the north of the St. Petersburg city center. Once completed and approved for commercial production, which is expected in 2014, the state of-the-art facility will use cutting-edge technologies to produce approximately 1.5 billion units per year. It will also be an attractive workplace for local talent, employing more than 350 highly qualified professionals who will have access to world-class training and development programs at Novartis.

“The establishment of the new Novartis manufacturing facility demonstrates our commitment to invest in the Russian healthcare infrastructure and to contribute to the long-term goals of improving healthcare in Russia, set by the government”, said Joseph Jimenez, CEO, Novartis AG. “The plant in St. Petersburg is the latest step in our strategy to bring both innovative pharmaceuticals and low cost, high quality generics closer to patients and customers in Russia.”

The groundbreaking ceremony was attended by Minister of Economic Development of the Russian Federation, E. Nabiullina, Governor of St. Petersburg V. Matvienko, Novartis AG CEO Joseph Jimenez and other Novartis collaborators and key representatives from the Russian government and the Swiss embassy.

“Novartis decision to launch drug production in Saint-Petersburg is an outstanding example of a successful collaboration between Russia and foreign investors in the high-technology and innovation sphere, creating new job opportunities for local talent”, said Valentina Matvienko,

Governor of St. Petersburg. “We’re looking forward to help Novartis in solving one of the key challenges on the government agenda — modernization of healthcare”.

This facility is part of a USD 500 million five-year investment into Russian healthcare infrastructure announced by Novartis in December 2010. This comprehensive partnership addresses three core areas which are local manufacturing, R&D collaborations and public health development in Russia.

Novartis and its predecessors have been active in Russia since the 1860s, and today the company is one of the key players in the Russian pharmaceuticals market. Novartis currently employs over 2,000 professionals in Russia across all business divisions, spanning Pharmaceuticals, Alcon, Sandoz, Consumer Health and Vaccines & Diagnostics.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “commitment,” “expected,” “planned,” “will,” “strategy,” or similar expressions, or by express or implied discussions regarding the extent of Novartis’ investment in Russia, and the period of time over which such investment will occur; regarding the size and extent of the facility and jobs to be created at the St Petersburg facility, and the work to be done at the facility; regarding potential new products, potential new indications for existing products or potential new technologies to be developed as a result of the investments announced in this release, or regarding potential future revenues from any such products or technologies, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis investments in Russia will ultimately be as set forth in this release. Nor can there be any guarantee that the Novartis investments set forth in this release will result in the construction of a facility of any particular size or relative size, or will result in the creation of any particular number of jobs or that any particular types of work will be performed at this facility. Neither can there be any guarantee that the investments announced today will result in the development of any new products or any new indications for existing products, or any new technologies, or that any such products, indications or technologies will be approved for sale in any market, or that such products, indications or technologies will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected difficulties in employing or retaining qualified employees; unexpected construction difficulties or delays; unexpected manufacturing difficulties or delays; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff	Tatyana Loginova
Novartis Global Media Relations	Novartis Group Russia
+41 61 324 7999 (direct)	+7 495 660 7509 (direct)
+41 79 593 4202 (mobile)	+7 985 776 2984 (mobile)
eric.althoff@novartis.com	tatyana.loginova@novartis.com

Sergey Zverev
Novartis Group Russia
+7 495 660 7509 (direct)
+7 916 8008612 (mobile)
sergey.zverev@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 16, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting